Mail Stop 4561

June 29, 2005

Momoko Beran
Chief Financial Officer
Simulations Plus, Inc.
1220 W. Avenue J
Lancaster, CA 93534-2902
(661) 723-7723

	Re:	Simulations Plus, Inc.
		Form 10-KSB for the Fiscal Year Ended August 31, 2004
      Filed November 30, 2004
      File No. 001-32046

Dear Ms. Beran,

      We have reviewed your response letter dated June 14, 2005 and have the following comments. We may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-10

Revenue Recognition
1. We note that you state in your response to prior comment 1 in the
letter dated June 14, 2005 that you do not believe that SOP 97-2 applies to revenue recognition for Words+ products. Provide us with a detailed explanation to support this conclusion.  In this
regard,
we note from your business section on page 7 that Words+ products include major software products. Your response should address paragraph 2 of SOP 97-2. Also tell us where in your summary of significant accounting policies you have disclosed your policy for recognizing revenue generated from Words+ products.
2. We note your responses to prior comments 2 and 3 in your letter dated June 14, 2005. Further explain why you believe you have met criteria (b) and (d) of paragraph 59 of SOP 97-2. You indicate in your response that you do not guarantee any upgrades in your arrangements. Based on paragraph 56 of SOP 97-2, it appears that unspecified upgrades should be considered PCS even though there is no written contractual obligation since it appears that you have a historical practice of regularly providing customers with unspecified upgrades. Further explain why you believe recognition of PCS revenue, which includes telephone support and unspecified upgrades, at delivery of the software is appropriate for agreements that extend
for a period longer than one year, considering that paragraph
59(b)
of SOP 97-2 stipulates that this is only appropriate if the PCS term
is for less than one year.  In addition, with respect to criteria
(d)
of paragraph 59 of SOP 97-2, further explain why you believe the unspecified upgrades represent a minimal and infrequent PCS obligation. Tell us whether the upgrades add insignificant functionality and how frequently you provide upgrades of your core product and previously released modules to licensees.
3. You indicate in your response to prior comment 4 in the letter dated June 14, 2005 that payments for multi-year licenses are heavier in the early years. In sufficient detail, further describe the payment terms you offer on these arrangements. Indicate if a significant portion of the license fee is due within twelve months of delivery.  If not, describe the evidence you relied upon to
establish
that you have a standard business practice of using long-term or installment contracts.
4. In regard to the $1.2 million three-year license arrangement in fiscal year 2003, describe how you concluded that collection was probable at the outset of the arrangement. As part of your response, indicate the payment terms per the agreement along with your collection history for the payments that have become due. Also describe the payment terms of other sufficiently similar arrangements you considered in determining that the fees were fixed and determinable and collectible at the outset of the arrangement.
5. Your response to prior comment 5 in the letter dated June 14,
2005
addresses your revenue recognition policy on sales of pharmaceutical software made through distributors in Japan. Also address your policy for sales of Words+ products through resellers. Indicate the amount of revenue generated from Words+ product sales through resellers in each of the periods presented.
6. We note from your response to prior comment 5 in the letter dated
June 14, 2005 that under the terms of the modified distributor arrangement, you now invoice the end-user customer directly in most instances, other than when the end-user customer orders directly from the Japanese distributor. Describe in reasonable detail how and when you consider all of the criteria of paragraph 8 to be met in both of these scenarios. If revenue is recognized at the time of shipment to the distributor, tell us how you meet the requirements of paragraph
22 of SOP 97-2, which states that delivery is not considered to be complete unless shipped to the customer`s place of business. If revenue is recognized upon sell-through, indicate how you confirm that the end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the distributor and the timeliness of this evidence.
7. In your response to prior comment 5 in the letter dated June
14,
2005 you indicate that for renewal license orders, the Japanese distributor reports their unlocking activity to you. Tell us the period in which you receive this unlocking information and when you recognize the related revenue.

*	*	*	*	*

      Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3730 with any other questions.


							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant



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Momoko Beran
Simulations Plus, Inc.
June 29, 2005
Page 1